UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2025

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

An English translation of BioNTech SE’s current Articles of Association, which were registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Mainz, Germany effective as of May 30, 2025, is attached hereto as Exhibit 99.1. Exhibit 99.1 shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended and incorporated by reference herein.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Jens Holstein	By:	/s/ Dr. Sierk Poetting
	Name: Jens Holstein		Name: Dr. Sierk Poetting
	Title: Chief Financial Officer		Title: Chief Operating Officer
Date: June 17, 2025

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Articles of Association of the Registrant